Exhibit 11.0

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Thirteen Weeks Ended September 27, 2005	Thirteen Weeks Ended September 28, 2004	Thirty-nine Weeks Ended September 27, 2005	Thirty-nine Weeks Ended September 28, 2004

		(restated)		(restated)
Net Income per Common Share–Basic:
Weighted average shares outstanding	78,511	77,769	78,228	77,530
Net income	$21,918	$12,388	$64,155	$46,601
Net income per share–Basic	$0.28	$0.16	$0.82	$0.60
Net Income per Common Share–Diluted:
Weighted average shares outstanding	78,511	77,769	78,228	77,530
Effect of dilutive stock options	1,724	1,511	1,835	1,793

Weighted average shares outstanding–Diluted	80,235	79,280	80,063	79,323
Net income	$21,918	$12,388	$64,155	$46,601
Net income per share–Diluted	$0.27	$0.16	$0.80	$0.59